SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2012

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis
The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the three and nine months ended September 30, 2012 and 2011. This report is dated November 13, 2012 and should be read in conjunction with the unaudited consolidated financial statements for the same period and the Management’s Discussion and Analysis included with the audited consolidated financial statements for the year ended December 31, 2011.  The Company also published an Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml both for the year ended December 31, 2011.  Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.  As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings.  All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company is designed to provide its shareholders with exceptional leverage to a rising gold price.  The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Seabridge’s principal projects include the Courageous Lake property located in the Northwest Territories and the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Results of Operations
The Company incurred a net loss for the three months ended September 30, 2012 of $5.3 million or $0.12 per share compared to a net loss of $3.7 million or $0.09 per share in the comparative period ended September 30, 2011. On a nine-month basis, the Company reported a net loss of $9.5 million ($0.22 per share) in the current year versus $14.8 million ($0.36 per share) in the corresponding 2011 period.

The increased loss recognized in the current quarter was attributed mainly to the recognition of significant deferred tax expenses. The tax expense has been offset somewhat by the amortization of the flow-through share premium ($5.3 million year-to-date basis and $1.5 million in the current quarter) set up at the end of the previous fiscal year, and by a reduction in charges related to stock-based compensation.

The flow-through premium was set up in December 2011 reflecting the premium investors paid for the Company’s issuance of $27.4 million of flow-through shares that month. As the Company did not complete a flow-through financing in 2010, no comparable income was recognized in the three or nine month periods of 2011. As exploration costs, incurred since the closing of the flow-through financing, have exceeded the value of the financing, the full premium of $5.3 million has been brought into income in 2012.

Charges to the statement of operations in the current quarter for stock-based compensation were reduced to $2.2 million in the current quarter from $3.1 million in the comparable quarter of 2011. On a year-to-date basis, the charges have reduced by $3.4 million from $11.8 million in 2011 to $8.4 million in 2012. Although the reduction in the current year’s expense is significant, the 2012 charge included $1.5 million related to the voluntary relinquishment of 100,000 options held by the Chairman of the Board and 200,000 options by the Chief Executive Officer. Under International Financial Reporting Standards, the amortization of the remaining unamortized fair value of those options is accelerated, and immediately charged to the statement of operations and resulted in a significant current period year-to-date expense for options which have, in fact, been cancelled. In the comparable period of 2011, the $11.8 million charge to the statement of operations for stock-based compensation included the grant date fair value recognition of 515,000 options granted to senior management and directors in 2008 and 550,000 options granted to senior management and directors in 2010.

Charges for corporate and administrative expenses, other than stock-based compensation, have not varied significantly form the prior year, both on a quarterly basis and on a year-to-date basis. Employee costs have increased but are consistent with the expanded work completed in the current year. Reduced costs for professional fees and general and administrative functions have somewhat compensated the increase in employee costs. General and administrative costs are not expected to increase significantly over current spending levels.

In the current quarter, due to a prolonged reduction in value of certain investments the Company holds in junior resource companies, management concluded that the recoverability of those investments was impaired and the statement of operations was charged $230,000. This charge, combined with a similar charge in the second quarter of 2012 of $579,000, related to separate holdings, totals $809,000. There were no comparable impairments recognized in 2011.

In the second quarter of 2012, the Company recognized a gain on the finalization of an option agreement for its Red Mountain project. Banks Island Gold Ltd. paid the Company $550,000 and issued 4,000,000 shares for an option to purchase the project. The cash combined with the shares, that were valued at $2.8 million, was recorded as a recovery against the carrying value of the mineral properties of $2,666,000 and the excess ($684,000) was recorded as a gain on disposition of mineral properties.

The Company recognized reduced interest income in the current quarter versus the prior year comparable period as the Company completed a financing in June 2011 that attracted greater returns in the three following months compared to the comparable three months this year. In addition, the Company recognized interest income in 2011 on a note receivable that was converted to shares late in the third quarter of 2011. Current quarter income has dropped relative to the first two quarters of 2012 as cash has diminished through exploration spending at KSM and Courageous Lake.

The Company recorded negligible foreign exchange gains and losses in the current three and nine month periods as US and Canadian dollar exchange rates have held close to parity in the last twelve months.

Tax expense amounting to $3.5 million, in the current quarter, and $3.1 million in the nine month year-to-date period was charged to the statement of operations to recognize the potential unwinding of taxable temporary differences between the tax basis and book values of mineral properties. The Company has financed its current year exploration activities with the proceeds from a flow-through financing completed in 2011. The renouncement of those expenditures, combined with the reduction in tax basis of the Company’s mineral properties by the proceeds received upon optioning non-core assets has diminished the tax basis and has contributed to the deferred tax liability.

Quarterly Information
Selected financial information for the third quarter of 2012 and each of the previous seven fiscal quarters:

Quarterly operating results ($000's,except per share amounts)	3rd Quarter Ended September 30, 2012	2nd Quarter Ended June 30, 2012	1st Quarter Ended March 31, 2012	4th Quarter Ended December 31, 2011
Revenue	-	-	-	-
Profit (Loss) for period	(5,311)	(2,283)	(1,921)	(5,335)
Basic profit (loss) per share	(0.12)	(0.05)	(0.05)	(0.12)
Diluted profit (loss) per share	(0.12)	(0.05)	(0.05)	(0.12)

Quarterly operating results ($000's, except per share amounts)	3rd Quarter Ended September 30, 2011	2nd Quarter Ended June 30, 2011	1st Quarter Ended March 31, 2011	4th Quarter Ended December 31, 2010
Revenue	-	-	-	-
Profit (Loss) for period	(3,706)	(7,298)	(3,759)	5,594
Basic profit (loss) per share	(0.09)	(0.18)	(0.09)	0.14
Diluted profit (loss) per share	(0.09)	(0.18)	(0.09)	0.14

The profit for the fourth quarter of 2010 was due to the $10.2 million gain recognized on the sale of the residual interests in the Noche Buena project in Mexico net of related income taxes of $3.1 million.

Mineral Interest Activities
During the three months ended September 30, 2012, the Company incurred expenditures of $17.2 million on mineral interests compared to $18.3 million in the comparable 2011 period. Over the nine months to September 30, 2012, the Company expended $37.6 million versus $34.9 million over the same period in 2011. Virtually all expenditures were made on either KSM or Courageous Lake.

In the third quarter of 2012, $12.1 million was spent on KSM. Significant exploration costs were incurred while the Company drilled the site in search of a high grade core. Results of that drilling were announced subsequent to the quarter end. Engineering, environmental and metallurgical work was carried out at the project in the third quarter readying documentation to be included in permit applications expected to be submitted by the end of 2012. The KSM exploration camp was fully operational throughout the quarter supporting the above mentioned endeavours adding to the current quarter spending.

At Courageous Lake, $5.1 million of costs were incurred related to exploration at the site and residual costs incurred completing the project’s first pre-feasibility study (“PFS”), filed in the current quarter. The PFS filed envisions a single open-pit mining operation with on-site processing with an estimated 91.1 million tonnes of proven and probable reserves at an estimated average grade of 2.20 grams of gold per tonne, feeding a 17,500 tonnes per day operation, with 6.1 million tonnes per year annual average throughput. The project has an estimated 15 year life with average estimated annual production of 385,000 ounces of gold at a projected life of mine average cash operating cost of US$780 per ounce recovered. Start-up capital costs for the project are estimated at US$1.52 billion, including a contingency of US$187 million. At a gold price of US$1,384 per ounce this scenario has an estimated US$1.5 billion pre-tax net cash flow, a US$303 million net present value at a 5% discount rate and an internal rate of return of 7.3%.

In addition, drilling continued in the third quarter on the 12,500 meters of planned core drilling with the objective of finding a second major gold deposit along the 100% owned 52-kilometer-long Matthews Lake Greenstone Belt.

Liquidity and Capital Resources
The Company’s working capital position at September 30, 2012, was $21.9 million down from $57.0 million at December 31, 2011. Cash and cash equivalents and short-term deposits at September 30, 2012 totalled $17.4 million. At the end of 2011, the Company closed a $27.4 million flow-through financing increasing cash to $54.3 million. Cash resources have decreased by approximately $36.9 million as the Company has advanced the KSM and Courageous Lake projects.

During the three months ended September 30, 2012, operating activities, including working capital adjustments utilized $0.8 million compared to $2.8 million used in the comparable quarter of 2011. Expenditures on mineral interests decreased slightly in the current quarter to $17.2 million over the comparable period of 2011 when $18.3 million was spent on the projects.

The Company will continue to advance its two major gold projects, KSM and Courageous Lake in order to either sell them or joint venture them towards production with major mining companies.

During the current year the Company continued to dispose of its non-core assets in Canada and the United States and final agreements for the optioning of the Red Mountain Project in B.C. and the miscellaneous Nevada properties were completed. The Company received $450,000 in cash from Banks Island Gold Ltd. in addition to 4,000,000 of their common shares for the option to purchase the Company’s 100% interest in the Red Mountain Project. The Company had previously received $100,000 on the execution of the letter of intent. The Company also concluded agreements to transfer various Nevada based properties to Wolfpack Gold Inc., a private company, in the second quarter and received 5,506,500 of their common shares (net of shares distributed, under agreement, to a former owner of Pacific Intermountain Gold Inc.). Wolfpack Gold Inc. is expected to complete a financing in the near-term and its shares are expected to trade publicly shortly thereafter.

Shares in Banks Island Gold Ltd. and Wolfpack Gold Inc. and other junior resource companies will be subject to market fluctuations and current values may not reflect the recoveries the Company may realize with future dispositions of the securities.

Subsequent to the quarter ended September 30, 2012, the Company announced that it entered into an agreement whereby the Company would sell 1,100,000 flow-through common shares at an average price of $21.85 per share for gross proceeds of $24.0 million. The financing is expected to close by the end of November.

In June 2011, the Company completed an agreement granting a third party an option to acquire a 1.25% net smelter royalty (“NSR”) on all gold and silver production sales from KSM for a payment equal to the lesser of $100 million or US$125 million. The option to acquire the NSR is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM project. The option was conditional on the optionee subscribing for $30 million of the Company’s shares at a premium to market of 15%. The financing was completed on June 29, 2011. The optionee also has an option to purchase an additional $18 million of the Company’s shares until December 2012 at a 15% premium to the market price of the shares at the time of issuance. Should the optionee subscribe for the additional shares, the Company will enter into an agreement to grant an additional 0.75% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $60 million or US$75 million. The optionee has not yet disclosed their intention to subscribe for the additional shares.

Outlook
In the near term at KSM, the Company plans to complete and file an Environmental Impact Statement for the Canadian Environmental Assessment Agency and an Environmental Assessment Application for the BC Environmental Assessment Office. Filing of the application is expected to be completed in January 2013. Seabridge is also currently designing a KSM drill program for 2013 with the objective of adding to the project’s measured and indicated copper and gold resources.

At Courageous Lake, recent exploration results derived from the search for a second major gold deposit along the Matthews Lake Greenstone Belt, will be followed up.  The objective is to enhance the project’s grade in the early years of production, shortening the payback period and improving the overall economics.

In addition to this mineral property activity, the Company will continue to study strategic alternatives for its projects and the Company as a whole.

Internal Controls Over Financial Reporting (“ICFR”)
There were no changes in the Company’s ICFR that occurred during the period beginning on July 1, 2012 and ending on September 30, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Shares Issued and Outstanding
On November 13, 2012, the issued and outstanding common shares of the Company totalled 43,451,885.  In addition, there were 2,483,300 stock options granted and outstanding (of which 1,225,000 were not exercisable).  Assuming the exercise of all outstanding options, there would be 45,935,185 common shares issued and outstanding.

Related Party Transactions
During the nine months ended September 30, 2012, a private company controlled by a director of the Company was paid $87,000 (2011- $18,000) for technical services provided by his company related to mineral properties; a private company controlled by the former Chairman of the Board was paid $288,000 (2011 - $112,000) for corporate consulting fees for services rendered and included a one-time payment of $175,000 for termination upon relinquishing his role as Chairman; and a third director was paid $12,000 (2011 - $12,000) for geological consulting.  A private company controlled by an officer appointed on January 1, 2012 was compensated $194,000 in the same period for legal services rendered. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at September 30, 2012 and 2011, there were no outstanding liabilities to related parties.

Risks and Uncertainties
The following discussion on risks and uncertainties should be read in conjunction with documentation contained in the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Metal Prices
Factors beyond the control of the Company affect the price and marketability of any gold or other minerals discovered.  Metal prices have fluctuated widely, particularly in recent years and are affected by numerous factors beyond the Company's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, faith in paper currencies, global or regional consumption patterns, speculative activities and worldwide production levels.  The effect of these factors cannot accurately be predicted.  However, as the Company is highly leveraged to the price of gold, fluctuations in the gold price should have an even greater impact on the price of the Company's shares.

Uncertainty of Mineral Resources and Mineral Reserves
The Company reports mineral resources and mineral reserves in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Mineral resources and mineral reserves have been prepared in accordance with the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy and Petroleum Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the US Securities Act of 1933.

The statements of mineral resources and mineral reserves disclosed by the Company are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Such estimates necessarily include presumptions of continuity of mineralization which may not actually be present.  Market fluctuations and the prices of metals may render mineral resources and mineral reserves uneconomic.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The Company’s mineral projects are in various stages of development, and only the Company’s KSM project contains mineral reserves.    The Company’s ability to put these properties into production will be dependent upon the results of further drilling and evaluation.  There is no certainty that expenditure made in the exploration of the Company’s mineral properties will result in identification of commercially recoverable quantities of ore or that ore reserves will be mined or processed profitably.  The mineral resources and mineral reserves have been determined and valued based on assumed mineral prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for minerals may render portions of the Company’s mineralization as uneconomic and result in reduced reported mineralization.  Greater assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic, but such studies remain subject to the same risks and uncertainties.

Exploration and Development Risks
The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  At present, none of the Company’s properties have a known body of commercial ore.  Major expenses may be required to establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the current development programs planned by the Company will result in a profitable commercial mining operation.  Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  The Company has limited experience in the development and operation of mines and in the construction of facilities required to bring mines into production.  The Company has relied and may continue to rely upon consultants for development and operating expertise.  The economics of developing mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined and fluctuations in the price of minerals produced.  Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.  Although precautions to minimize risk will be taken, processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Mineral Deposits and Production Costs
Mineral deposits and production costs are affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of any ore ultimately mined may differ from that indicated by drilling results.  Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  There can be no assurance that any gold, copper or other minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching.

Currency Exchange Rate Fluctuation
The minerals present in the Company's projects are sold in U.S. dollars and therefore projected revenue of its projects is in U.S. dollars.  The Company’s material properties are located in Canada and therefore its projected expenses for developing its projects are in Canadian dollars.  The prefeasibility report and preliminary assessments on the KSM and Courageous Lake projects use a U.S. dollar value for all projected expenses by converting projected Canadian dollar expenses into U.S. dollars.  To the extent the actual Canadian dollar to U.S. dollar exchange rate is less than or more than these estimates, the profitability of the projects will be more than or less than that estimated in the preliminary assessments, respectively (if the other assumptions are realized).

Financing Risks
The Company has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements.  The exploration of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the sale of projects, joint venturing of projects, or equity financing or other means.  Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s mineral properties, as well as the possible loss of such properties.  Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock.  These financings may be on terms less favorable to the Company than those obtained previously.  The Company has stated that its business plan is to increase gold ounces in the ground but not to go into production on its own.

Uninsurable Risks
In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Competition
The mineral industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Environmental and other Regulatory Requirements
The Company's potential mining and processing operations and exploration activities are subject to various laws and regulations governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations.

Political Risk
Properties in which the Company has, or may acquire, an interest are, or may be, located in areas of Canada or the United States which may be of particular interest or sensitivity to one or more interest groups, including aboriginal groups claiming title to land.  The Company’s material properties are in British Columbia and the Northwest Territories of Canada and are in areas with a First Nations presence.  Consequently, mineral exploration and mining activities in those areas may be affected in varying degrees by political uncertainty, expropriations of property and changes in applicable government policies and regulation such as tax laws, business laws, environmental laws, native land claims entitlements or procedures and mining laws, affecting the Company’s business in those areas.  Any changes in regulations or shifts in political conditions are beyond the control or influence of the Company and may adversely affect its business, or if significant enough, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue its mineral exploration and mining activities.  In many cases mine construction and commencement of mining activities is only possible with the consent of the local First Nations group and many companies have secured such consent by committing to take measures to limit the adverse impact to, and ensure some of the economic benefits of the construction and mining activity will be enjoyed by, the local First Nations group.

Limited Operating History: Losses
The Company to date has limited experience in mining or processing of metals.  The Company has experienced, on a consolidated basis, losses in most years of its operations.  All activities have been of an exploration and development nature.  There can be no assurance that the Company will generate profits in the future.

Critical Accounting Estimates
Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, reclamation liabilities and the value of stock-based compensation.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

Provisions for environmental restoration are calculated at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Changes in estimates of ultimate costs of environmental remediation obligations, the timing of the costs and discount rates could significantly affect financial results.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The Company used historical data to determine volatility in accordance with the Black-Scholes model. However, the future volatility is uncertain and the model has its limitations.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

Forward Looking Statements
The consolidated financial statements and management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.